Exhibit (4)(w)
LONG TERM PERFORMANCE RIDER
Pacific Life Insurance Company has issued this rider (“Rider”) as a part of the policy to which it is attached (“Policy”). Please read it carefully. All provisions of the Policy that do not conflict with this Rider apply to this Rider.
In the event of any conflict between the provisions of this Rider and the provisions of the Policy, the provisions of this Rider shall prevail over the provisions of the Policy.
Benefit Summary — This Rider will improve your Policy’s Accumulated Value by providing Preferred Mortality and Expense Risk Face Amount Charges during the first ten Policy Years. It will also increase your Policy’s Surrender Charge during such time, which may result in a reduced Cash Surrender Value. Each of these charges is described in the Policy and in this Rider, and your Policy Specifications reflect the charges resulting from applying the Rider to your Policy.
Reduced Mortality and Expense Risk Face Amount Charges — This Rider provides Preferred Mortality and Expense Risk Face Amount Charges (“Preferred Charges”) for the initial Face Amount of your Policy and the initial Face Amount schedule of any additional coverage provided by an Annual Renewable Term rider for the first Policy Year and, as long as you have met the Long Term Performance Rider Minimum Premium Requirement (“Minimum Premium Requirement”), for each Policy Year thereafter through the tenth Policy Year. These Preferred Charges have the effect of improving your Policy’s Accumulated Value because they reduce your Policy’s Monthly Deduction as compared to an otherwise identical Policy without the Rider. The Preferred Charges are shown in the Rider Specifications.
Long Term Performance Rider Minimum Premium Requirement — There is no Minimum Premium Requirement in the first Policy Year. Thereafter, we will determine on each Policy Anniversary whether your Policy meets the Minimum Premium Requirement. To meet the Minimum Premium Requirement on a Policy Anniversary, the total premiums paid for the Policy and received by us, less total withdrawals, must equal or exceed the Minimum Premium Requirement.
The Minimum Premium Requirement applies for Policy Years two through ten, increasing each Policy Year. The Minimum Premium Requirement is equal to the Long Term Performance Minimum Premium Amount shown in the Policy Specifications multiplied by the number of Policy Years that have elapsed.
If you do not meet the Minimum Premium Requirement on a Policy Anniversary, you will not be eligible for the Preferred Charges on that Monthly Payment Date and for the duration of that Policy Year, unless you meet the Minimum Premium Requirement later in the Policy Year, as described later in this section. If you are not eligible for the Preferred Charges shown in the Rider Specifications, the Mortality and Expense Risk Face Amount Charges shown in the Policy Specifications will be used in calculating your Policy’s Monthly Deduction.
If you fail to meet the Minimum Premium Requirement for the first Monthly Payment Date of a Policy Year, you may meet the Minimum Premium Requirement on any later Monthly Payment Date during that Policy Year. To do so and therefore regain eligibility for the Preferred Charges for the duration of that Policy Year, the total premiums paid and received by us, less total withdrawals, as of such Monthly Payment Date must be at least equal to the Minimum Premium Requirement. Once you meet the Minimum Premium Requirement for a given Policy Year, the Preferred Charges will be used for the duration of that Policy Year.
For example: For a policy with a Long Term Performance Minimum Premium Amount of $1,000, the Minimum Premium Requirement for Policy Year five is equal to $4000 ($1000 multiplied by 4 elapsed Policy Years). To be eligible for the Preferred Charges during Policy Year five, total premiums paid, less total withdrawals taken, must be at least $4000 on the fourth Policy Anniversary. If the total premiums paid, less total withdrawals taken, is less than $4000 on the fourth Policy Anniversary, the Monthly Deduction
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on the Policy Anniversary will be calculated using the Mortality and Expense Risk Face Amount Charges in the Policy Specifications, rather than the Preferred Charges shown in the Rider Specifications. If additional premium is paid after the fourth Policy Anniversary, but before the fifth Policy Anniversary, and the additional premium paid results in the total premiums paid less the total withdrawals taken being at least equal to $4000 as of a Monthly Payment Date in the fifth Policy Year, the Preferred Charges will be used in calculating the Monthly Deduction for that Monthly Payment Date and for each following Monthly Payment Dates in the remainder of the fifth Policy Year.
Increased Surrender Charge Rates — This Rider increases the rates used to calculate the Surrender Charge for the initial Face Amount of your Policy so that the Surrender Charge deducted if you surrender the Policy is greater than for an otherwise identical policy without the Rider. The increased Surrender Charge has the effect of decreasing the Cash Surrender Value of your Policy in the event of surrender during the period when Surrender Charges are in effect on the initial Face Amount of your Policy. If you fail to meet the Minimum Premium Requirement, and therefore fail to be eligible for the Preferred Mortality and Expense Risk Face Amount Charges, the Increased Surrender Charge Rates resulting from this Rider will not change and will remain in effect through the duration of the Rider.
Long Term Performance Rider Percentage — The Long Term Performance Rider Percentage, which can be set from 1% to 100%, is used to determine the degree to which the Policy’s 1) Accumulated Value is improved by the reduction of the Mortality and Expense Risk Face Amount Charge in the Monthly Deduction, and 2) Cash Surrender Value is reduced by the increase in the rates used to calculate the Surrender Charge. A policy with a higher Long Term Performance Rider Percentage will have a greater reduction in the Mortality and Expense Risk Face Amount Charge rates than an otherwise identical policy with a lower Long Term Performance Rider Percentage. It will also have a greater increase in the rates used to calculate the Surrender Charge. This means the policy with a higher Long Term Performance Rider Percentage will have a lower Monthly Deduction and higher Accumulated Value than an otherwise identical policy with a lower Long Term Performance Rider Percentage. It will also have a higher Surrender Charge during the period when the Surrender Charge is in effect on the initial Face Amount. You requested the amount of the Long Term Performance Rider Percentage for your Policy at the time you applied for it and this Rider. The Long Term Performance Rider Percentage is shown in the Policy Specifications.
Rider Charge — There is no charge for this Rider other than through an increased Surrender Charge as described above.
Reinstatement — If the Policy lapses and is later reinstated, the Rider will also be reinstated.
Effective Date — This Rider is effective on the Policy Date and continues in force until the tenth Policy Anniversary, at which time it expires. This Rider cannot be terminated by you.
Signed for Pacific Life Insurance Company,

Chairman and Chief Executive Officer	Secretary
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POLICY NUMBER: VF99999990
POLICY SPECIFICATIONS

SUMMARY OF COVERAGES EFFECTIVE ON THE POLICY DATE

SECTIONS FOR OTHER COVERAGES

R06LTP	LONG TERM PERFORMANCE RIDER

LONG TERM PERFORMANCE RIDER PERCENTAGE: [XX]%

LONG TERM PERFORMANCE RIDER MINIMUM PREMIUM AMOUNT: $[XXXX.XX]

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POLICY NUMBER: VF99999990
RIDER SPECIFICATIONS
PREFERRED MORTALITY AND EXPENSE RISK FACE AMOUNT CHARGES
(GUARANTEED MAXIMUM PREFERRED MONTHLY CHARGES)

ATTAINED	BASIC
AGE	POLICY	ANNUAL RENEWABLE TERM RIDER

35	$XXX.XX	$YYY.YY
36	XXX.XX	YYY.YY
37	XXX.XX	YYY.YY
38	XXX.XX	YYY.YY
39	XXX.XX	YYY.YY
40	XXX.XX	YYY.YY
41	XXX.XX	YYY.YY
42	XXX.XX	YYY.YY
43	XXX.XX	YYY.YY
44	XXX.XX	YYY.YY
45+	N/A	N/A

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